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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48743

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Beanpot Financial Services, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1073 Gage Street
(No. and Street)

Winnetka (City) Illinois (State) 60093 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. O' Callahan 312-930-6666 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 West Jackson Blvd Suite 300 (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

BEANPOT FINANCIAL SERVICES, INC.
1073 GAGE STREET; SUITE 203
WINNETKA, IL 60093

OATH OR AFFIRMATION

I, John O'Callahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Beanpot Financial Services, Inc, as of March 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
NANCY L. KRUEGER
Notary Public, State of Illinois
My Commission Expires 02/03/15

Signature

President

Title

5/29/14

Notary Public

This report **contains (check all applicable boxes):

x] (a) Facing page.
x] (b) Statement of Financial Condition.
x] (c) Statement of Income (Loss).
x] (d) Statement of Changes in Cash Flows.
x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x] (g) Computation of Net Capital.
x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Beanpot Financial Services, Inc.

(An Illinois Corporation)

Financial Statements

and Independent Accountant Report

March 31, 2014

Beanpot Financial Services, Inc.
(An Illinois Corporation)
Index
March 31, 2014

Robert Cooper & Company CPA P.C.
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Board of Directors:
Beanpot Financial Services, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Beanpot Financial Services. Inc., which comprise the balance sheet as of March 31, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beanpot Financial Services, Inc. as of March 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II as required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Robert Cooper & Company CPA PC
May 25, 2014

Beanpot Financial Services, Inc.
(An Illinois Corporation)
Statement of Financial Condition
As of March 31, 2014

Assets			
Cash and cash equivalents		$	102,395
Fixed assets (less depreciation)			1,166
Other Asset			0
Total assets		$	103,561
Liabilities			
Accounts payable		$	0
Total liabilities			0
Common Stock - no par value			
10,000 shares authorized 1000			
issued and outstanding	$ 1,000		
Preferred Stock - 100 Par value 8% Non-cumulative			
1000 shares authorized 500 issued and outstanding	50,000		
Additional paid in capital	24,566		
Retained earnings	27,995		
Total Stockholders' equity			103,561
Total liabilities and stockholders' equity		$	103,561

The accompanying notes are an integral part of these financial statements.

Beanpot Financial Services, Inc.
(An Illinois Corporation)
Statement of Income
For the year ending to March 31, 2014

Revenues		
Commissions NFA	$	767,842
Commissions SEC		0
Interest		82
Other revenue		0
Total revenue		767,924
Expenses		
Payroll expenses		563,335
Employee benefits		91,090
Professional fees		76,537
Communications		11,812
Data service. On-line fees and quote service		21,510
Occupancy costs		14,200
Fees		4,019
Depreciation		424
Charity		9,753
Other operating expenses		41,526
Total expenses		834,206
Provision for state income taxes		0
Provision for federal income taxes		0
Net income	$	-66,282

The accompanying notes are an integral part of these financial statements.

Beanpot Financial Services, Inc.

(An Illinois Corporation)

Statement of Changes in Members' Equity

For year ending March 31, 2014

Stockholders' Equity		
Common Stock no par value 1000 shares authorized 500 issued	$	1,000
Preferred stock 1000 shares 8% non-cumulative 500 shares issued		50,000
Additional paid in capital		24,566
Accumulated retained earnings		27,995
Net income current year		(66,282)
Stockholders' equity at March 31, 2014	$	103,561

The accompanying notes are an integral part of these financial statements.

Beanpot Financial Services, Inc.
(An Illinois Corporation)
Statement of Cash Flows
For year ending March 31, 2014

Cash flows from operating activities:		
Net income	$	(66,282)
Depreciation and amortization		424
Adjustments to reconcile net income to net cash used in operating activities:		
Decrease in payroll taxes payable		-1,107
Decrease in prepaid assets		
Decrease in salaries payable		
Increase in taxes payables		(47,034)
Net cash used in operating activities		-113,999
Cash flows from investing activities:		
Nothing to report		
Net cash used in investing activities		0
Cash flows from financing activities:		
Capital contribution		0
Reduction in paid in capital		0
Net cash provided by financing activities		0
Net Increase in cash and cash equivalents		-113,999
Cash and cash equivalents, beginning of the year		216,394
Cash and cash equivalents, end of the year	$	102,395

No interest expense paid for fiscal year end 2014

The accompanying notes are an integral part of these financial statements.

Beanpot Financial Services, Inc.
(An Illinois Corporation)
Notes to the Financial Statements
March 31, 2014

1. Organization

Beanpot Financial Services, Inc. ("The Company") was incorporated under the laws of the State of Illinois on November 14, 1991. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) with offices in Chicago, Illinois and Boston, Massachusetts. The Company is also an National Futures Association (NFA) guaranteed introducing broker (IB). The guarantor is RJ O'Brien a registered Futures Commission Merchant (FCM). The Company will try to match up a potential client to a primary broker dealer so that that broker dealer will do the execution that customers business earning a fee for the Company. The Company does not carry customer accounts, nor customer funds.

2. Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from brokers and dealers

The Company clears their commission transactions through another broker-dealer or Futures Commission Merchant (FCM) on a fully disclosed basis. The amounts receivable from the broker dealer are positive cash balances. Trailing commissions are booked as earned at the end of the month.

Commissions

Commissions and related expenses are recorded on a trade-date basis as transactions occur. Trailing commissions are paid to the Company for the referral of business to the primary broker dealer and FCMs in return for getting the execution business. The Company earned no SEC commissions during the year.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Depreciation.

Depreciation is provided on a double declining balance following MACRS lives for all Depreciable assets. The estimated useful lives are three years to five years for computers and related software

FASB Accounting Standard Updates

In 2009, the Financial Accounting Standards Board ("FASB") issued the FASB Accounting Standards Codification ("ASC" or "Codification") and the Hierarchy of Generally Accepted Accounting Principles ("GAAP"). This statement was effective for the Company in 2009. Upon effect, the Codification became the source of authoritative US GAAP recognized by the FASB and the Company's notes to the financial statements no longer made reference to the Statement of Financial Accounting Standards ("SFAS") or other US GAAP pronouncements. The adoption of the Codification had no impact on the Company's financial condition and results of operations.

In February 2010, the FASB issued Accounting Standard Update 2010-09 ("ASU"), which contains amendments to certain recognition and disclosure requirements of ASC 855, Subsequent Events. The ASU amends ASC 855 to indicate that the period through which subsequent events are evaluated is based on whether an entity is (1) an SEC filer or a conduit debt obligor or (2) another entity. If an entity is either an SEC filer or a conduit debt obligor, the ASU requires it to evaluate subsequent events through the date on which the financial statements are issued. All other entities are required to evaluate subsequent events through the date their financial statements are available to be issued. This evaluation may require significant judgment, and an entity's determination is an accounting policy election, that, once made, should be applied consistently. This statement was effective for the Company for the year ending March 31, 2011.

Income Taxes

The Company incurred a fiscal year end net operating loss. The Company files their corporate income tax returns on a cash basis using a calendar year end. The Company will not book any tax benefits pursuant to that net operating loss.

Effective January 1, 2010, the Company applied the provision of ASC 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more-than-likely-than-not of being sustained by the applicable tax authority. There are no tax positions taken on by the Company that are more than-likely-than-not of being sustained by the tax authorities.

In February 2010, the FASB issued Accounting Standard Update 2010-09 ("ASU"), which contains amendments to certain recognition and disclosure requirements of ASC 855, Subsequent Events. The ASU amends ASC 855 to indicate that the period through which subsequent events are evaluated is based

3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 829, Fair Value Measurements and Disclosures, includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy from FASB ASC 820 are described as follows:

- Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
- Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;
- Level 3 Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. An investment's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by management. Management considers observable data to be that market

data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to management's perceived risk of that investment.

Substantially all of the Company's investments have been classified within Level 1 as they have observable inputs and their values are based on quoted market prices in active markets.

Investments may be classified as Level 2 when market information becomes available, yet the investment is not traded in an active market and/or the investment is subject to transfer restrictions, or the valuation is adjusted to reflect illiquidity and/or non-transferability.

The Company only has level one assets held in cash.

.4. INCOME TAXES

The Company is taxed as a Personal Service Corporation for federal income tax purposes. The Company files on a cash basis and on a calendar year for tax purposes. At March 31, 2014 no provision for state income taxes or and for Federal income taxes were recorded.

5. COMMITMENTS

The company has no lease commitment for their office space in Winnetka after June 30, 2014.

6. NET CAPITAL REQUIREMENTS

As a registered NASD broker-dealer, Beanpot Financial Services, Inc. is subject to the net capital requirements of the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1). Beanpot Financial Services, Inc. is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At March 31, 2014 the Company had net capital of $102,395. The net capital was $97,395 in excess of the required minimum net capital. As a Guaranteed IB under NFA rules the Company is not subject to capital computing requirements.

7. OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company as a broker dealer does not hold customer-segregated cash, interest in futures positions nor securities balances. Customer accounts are introduced by the Company to broker dealers and FCM's that hold customer funds and process those customers transactions on a fully disclosed basis. In conjunction with this arrangement, the Company could become contingently liable for any introduced customer account that became an unsecured debt balance with the respective FCM. Customer activities may expose the Company to off-balance-sheet credit risk in the event that the introduced customer is unable to fulfill its contractual obligations to the FCM that the Company introduced. Management of the Company seeks to control such credits risks by monitoring its exposure to the risk of loss daily, on an account-by-account basis.

8. PREFERRED STOCK

The preferred stock is an 8% non-commutative dividend paying stock. There were no dividends declared for the year ending March 31, 2014.

9. RETIREMENT PLAN

The Company has a Qualified Simplified Employee Plan (SEP) IRA in place for annual contributions for all eligible employees. The contribution by the company is based on all eligible employees earnings during a calendar year. There were no contributions to the plan for calendar year 2013.

10. SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 25, 2014, the date the financial statements were issued. There were no subsequent events.

Beanpot Financial Services, Inc.
(An Illinois Corporation)

Computation of Net capital Under 15C 3-1
of the Securities and Exchange Commission
March 31, 2014

Schedule I

Total stockholders' equity	$ 103,561
Unallowable assets	(1,166)
Haircuts	(none)
Net Capital	$102,395
Minimum net capital requirement	5,000
Excess net capital	$97,395
Excess net capital at 1000 %	$102,395

Note: The above information on this schedule is in agreement, in all material aspects, with the Unaudited 1FOCUS Report part II filed by Beanpot Financial Services, Inc. at March 31, 2014. Reconciliation has been included.

The accompanying notes are an integral part of these financial statements.

Beanpot Financial Services, Inc.
(An Illinois Corporation)
Computation of Net capital Under 15C 3-1 (continued)
of the Securities and Exchange Commission
March 31, 2014

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness	
Items included in the balance sheet	
Payables	$ none
Ratio of aggregate indebtedness to Net Capital	0.00 % to 1

The accompanying notes are an integral part of these financial statements

Beanpot Financial Services, Inc.
(An Illinois Corporation)
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
March 31, 2014

Schedule II

Beanpot Financial Services, Inc. is exempt from Rule 15c3-3, as it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

There were no difference between the annual audit filing and Focus report.

Robert Cooper and Company CPA P.C.
141 West Jackson Blvd. Suite 300
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors:
Beanpot Financial Services, Inc..

In planning and performing our audit of the financial statements of **Beanpot Financial Services, Inc..** for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal Control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Beanpot Financial Services, Inc..** that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

(1) in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13;
(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no

control deficiency exists when the design or operation of a control does not allow management or employees, in the Matters involving the internal control structure including procedures for safeguarding securities, that we consider to be a material weakness as defined above. for normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the managers of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2014, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,

Robert Cooper & Company CPAs P.C.
May 25, 2014

Robert Cooper & Company CPA P.C.
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

Independent Auditor's Report on SIPC

To the Board or Directors,
Beanpot Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ending March 31, 2014, which were agreed to by Beanpot Financial Services, Inc. and the Securities and Exchange Commission, SIPC and the Chicago Board Options Exchange solely to assist you and the other specific parties in evaluating Beanpot Financial Services, Inc.'s compliance with the applicable instructions for the Transitional Assessment Reconciliation (Form SIPC- 7). Beanpot Financial Services, Inc.'s management is responsible for Beanpot Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding other sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended March 31, 2014, as applicable, with the amount reported in Form SIPC-7, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting any adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC- 7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties. There was no SIPC related activity.

Robert Cooper & Company CPA's P.C.
Chicago, Illinois
May 25, 2014

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE PERIOD ENDING MARCH 31, 2014

To the best of my knowledge and belief, the information contained herein is accurate and complete.

John J. O'Callahan
President

Nancy L. Krueger

"OFFICIAL SEAL"
NANCY L. KRUEGER
Notary Public, State of Illinois
My Commission Expires 02/03/15

5/29/14